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                             July 19, 2021

       James G. Reinhart
       Chief Executive Officer
       ThredUp Inc.
       969 Broadway
       Suite 200
       Oakland, California 94607

                                                        Re: ThredUp Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 12,
2021
                                                            CIK No. 0001484778

       Dear Mr. Reinhart:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services